Jupiter acquisition corporation
11450 SE Dixie Hwy

Hobe Sound, FL 33455

August 11, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

100 F. Street, N.E.
Washington, D.C. 20549
Attention: Liz Packebusch

Re:	Jupiter Acquisition Corporation Registration Statement on Form S-1 File No. 333-248411

Dear Ms. Packebusch:

Jupiter Acquisition Corporation (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1, as amended (File No. 333-248411), be accelerated under Rule 461 of the Securities Act of 1933, as amended, so that it will be declared effective at 4:00 p.m., Eastern time, on Thursday, August 12, 2021, or as soon thereafter as possible.

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Sincerely,

jupiter acquisition corporation

By:	/s/ James N. Hauslein
Name:	James N. Hauslein
Title:	Chief Executive Officer

[Signature Page to Acceleration Request]